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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       October 27, 2003

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: October 27, 2003

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange

on 27 October 2003

National Grid Transco plc ("NGT")
1-3 Strand
London
WC2N 5EH
United Kingdom

Announcement

'Retirement and Appointment Of A Director To The Board of National Grid Transco'.

27 October 2003

RETIREMENT AND APPOINTMENT OF A DIRECTOR TO THE BOARD OF NATIONAL GRID TRANSCO

The Board of National Grid Transco (NGT) today announces that Rick Sergel has decided to retire as an Executive Director of NGT, effective next summer.

Rick Sergel was appointed Executive Director of National Grid Group (subsequently NGT) following its acquisition of New England Electric System (NEES) in March 2000. He is President, Chief Executive Officer and Director of NGUSA and has Board responsibility for US gas and electricity distribution. Previously, he was President, Chief Executive Officer and Director of NEES and had been with the company for 25 years.

NGT also announces that, with effect from Rick Sergel's retirement in 2004, Mike Jesanis will be appointed as an Executive Director of NGT in his place and will take over his executive responsibilities within NGT. In the meantime, Mike will become President of NGUSA with effect from 1st November 2003, and continues as Chief Operating Officer.

Mike Jesanis is currently NGUSA's Chief Operating Officer and has been responsible for the day-to-day operations within NGUSA since January 2001. He was previously Chief Financial Officer of NGUSA and NEES.

Commenting on the changes, Sir John Parker, Chairman of NGT, said "Rick continues to contribute significantly to National Grid Transco and the Group's success. His part in the development of our business in the US through his knowledge of the US utility scene, the regulatory and political environment and his vision in driving forward de-regulation and unbundling of the industry has been key to the Group. I look forward to Mike joining the Board in due course and wish him every success in continuing Rick's good work."

Enquiries:

Investors:

Marcy Reed +44 (0) 207 004 3170           +44 (0) 7768 490 807 (m)

Terry McCormick +44 (0) 207 004 3171     +44 (0) 77 6804 5139 (m)

Louise Clamp +44 (0) 207 004 3172           +44 (0) 7768 555 641 (m)

Bob Seega +1 508 389 2598

Media:

Gillian Home +44 (0) 207 004 3150

Jackie Barry +1 508 389 3298

Citigate Dewe Rogerson: +44 (0) 207 638 9571

Anthony Carlisle +44 (0) 797 361 1888 (m)